UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

FOR THE MONTH OF MARCH 2004
INTERIM REPORT FOR THE
THREE MONTHS ENDED MARCH 31, 2004

Commission file number 0 – 9079

REVENUE PROPERTIES COMPANY LIMITED
(Incorporated under the laws of Ontario, Canada)
55 CITY CENTRE DRIVE, SUITE 800
MISSISSAUGA, ONTARIO L5B 1M3
CANADA
Tel: (905) 281-3800      Fax: (905) 281-1800

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__	Form 40-F _____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________	No __X__

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82-______.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

REVENUE PROPERTIES COMPANY LIMITED

“Antony K. Stephens”

April 30, 2004	Antony K. Stephens
President

“Paul Miatello”

April 30, 2004	Paul Miatello
Vice-President, Finance

REVENUE PROPERTIES COMPANY LIMITED
Interim report for the three ended March 31, 2004

INDEX	Page number

Consolidated Balance Sheets -
March 31, 2004 and December 31, 2003	3

Consolidated Statements of Income -
Three months ended March 31, 2004 and 2003	4

Consolidated Statements of Deficit -
Three months ended March 31, 2004 and 2003	4

Consolidated Statements of Cash Flow -
Three months ended March 31, 2004 and 2003	5

Notes to Consolidated Financial Statements	6 - 9

Report to Shareholders	10

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED BALANCE SHEETS

	March 31	December 31
(in thousands of Canadian dollars)	2004	2003

	(unaudited)
ASSETS
Rental properties	$157,939	$159,687
Properties held for development and sale	7,093	7,678
Cash and cash equivalents	2,852	2,784
Portfolio investments (Note 3)	24,084	27,480
Mortgages and loans receivable (Notes 4, 12)	36,575	31,607
Other assets	3,784	3,042

	$232,327	$232,278

LIABILITIES AND SHAREHOLDERS' EQUITY
Long-term debt (Note 6)	$ 86,026	$ 86,652
Convertible debentures (Note 7)	13,069	14,102
Bank indebtedness (Note 5)	4,245	5,837
Accounts payable and accrued liabilities	10,252	8,419
Future income tax liability	8,644	8,530

	122,236	123,540
Shareholders' equity	110,091	108,738

	$232,327	$232,278

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF INCOME

	Three months ended March 31
(unaudited, in thousands of Canadian dollars, except per share amounts)	2004	2003

RENTAL OPERATIONS
Revenue	$12,575	$12,824
Property operating expenses	6,061	6,366

	6,514	6,458

REAL ESTATE SALES
Sales	1,936	--
Cost of sales	2,026	--

	(90)	--

Other operating expenses (income):
Interest	1,868	1,817
General and administrative	635	860
Interest and other income	(1,016)	(583)
Foreign exchange gain	(204)	(450)
Amortization	1,969	1,165

	3,252	2,809

OPERATING INCOME BEFORE INCOME TAXES	3,172	3,649

Income taxes
Current	341	523
Future	114	803

	455	1,326

NET INCOME	$ 2,717	$ 2,323

Per basic and diluted common share (Notes 8, 9)
Income per common share	$ 0.18	$ 0.15
Basic	$ 0.16	$ 0.15
Diluted
Weighted average number of shares (in thousands)
Basic (Notes 8 and 9)	9,180	9,182
Diluted (Notes 8 and 9)	15,738	15,745

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF DEFICIT

	Three months ended March 31
(unaudited, in thousands of Canadian dollars)	2004	2003

Deficit at beginning of year	$147,855	$146,224
Net income for the period	(2,717)	(2,323)
Dividends	1,285	1,287
Settlement of convertible debentures	1,033	935

Deficit at end of period	$ 147,456	$ 146,123

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOW

	Three months ended March 31
(unaudited, in thousands of Canadian dollars)	2004	2003

OPERATING ACTIVITIES
Net income	$ 2,717	$ 2,323
Add (deduct) non-cash items:
Amortization	1,969	1,165
Future income taxes	114	803
Other	(191)	(220)

	4,609	4,071
Re-leasing costs	(67)	(131)
Amortization of discount of convertible debentures	--	122
Net change in other assets and liabilities	1,656	139

	6,198	4,201

INVESTING ACTIVITIES
Acquisition and development of rental properties	(565)	(472)
Net investment in properties held for development and sale	(1,053)	(15)
Portfolio investments - acquisitions	(1,686)	--
- settlement and sales	5,343	5,242
Loan to Morguard Corporation (Note 12)	--	(20,000)
Change in loans receivable	(3,568)	--
Change in restricted cash	(101)	26

	(1,630)	(15,219)

FINANCING ACTIVITIES
Repayment of mortgage principal and bank indebtedness	(2,218)	(300)
Proceeds of mortgage financing	--	44,000
Dividends paid	(1,285)	(1,287)
Repurchase of capital stock	(91)	--
Issue of capital stock	10	141
Settlement of convertible debentures	(1,033)	(935)

	(4,617)	41,619

TOTAL CASH PROVIDED (USED)	(49)	30,601
Effect of foreign currency translation on cash balances	117	(664)
Cash and cash equivalents at beginning of year	2,784	5,700

Cash and cash equivalents at end of period	$ 2,852	$ 35,637

Supplemental cash flow information:
Cash interest paid	$ 1,448	$ 1,585
Cash income taxes paid	97	2,238
Cash interest received	461	244

During the three months ended March 31, 2004, the Company closed the sale of 41 housing lots in Guelph, Ontario for $1,936 which was satisfied by mortgages receivable of $1,646 and cash for the balance.

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2004

1.    BASIS OF PRESENTATION

Revenue Properties Company Limited’s (the “Company”) significant accounting policies as documented in Note 2 of the most recent annual consolidated financial statements have been applied consistently for the three months ended March 31, 2004, except as disclosed in Note 2. These unaudited interim consolidated financial statements do not contain all disclosures required by generally accepted accounting principles for annual consolidated financial statements and should be read in conjunction with the most recent annual consolidated financial statements.

2.    CHANGE IN ACCOUNTING POLICIES

In October 2003, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 1100, which was effective for fiscal years beginning on or after October 31, 2003. CICA 1100 describes what constitutes Canadian generally accepted accounting principles (“GAAP”) and its sources. In accordance with the recommendations of CICA 1100 the Company has amended its accounting polices for “Amortization” and “Revenue Recognition – Stepped Rents”, as described below.

Effective January 1, 2004, the Company no longer used the sinking fund method to amortize rental properties. CICA 1100 requires companies to amortize the remaining net book value of rental properties over the remaining useful life, with no cumulative catch-up adjustment.

Prior to January 1, 2004, the Company recorded rent revenue on stepped rent leases in accordance with the underlying lease documents. Effective January 1, 2004, the Company accounts for stepped rents on a straight-line basis applied prospectively as required under the primary source of Canadian GAAP.

Effective January 1, 2004, the Company adopted the CICA Handbook Section 3110, Asset Retirement Obligations. This new accounting standard requires the fair value of an asset retirement obligation to be recorded as a liability in the period in which a legal obligation is incurred associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. A corresponding asset, which is depreciated over the life of the asset, is also required to be recorded. Subsequent to the initial measurement of the asset retirement obligation, the obligation is required to be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company has determined that no asset retirement obligation exists at March 31, 2004.

3.    PORTFOLIO INVESTMENTS

The portfolio of marketable securities is carried at cost plus accrued interest of $354,000 (December 31, 2003: $213,000). In the event of a decline in the value of the portfolio, the investment will be written down to recognize the loss. The market value of such securities was $27,434,000 at March 31, 2004 (December 31, 2003: $29,944,000).

4.    MORTGAGES AND ADVANCES RECEIVABLE

(in thousands of Canadian dollars)	March 31, 2004	December 31, 2003

Mortgages and notes receivable	$ 3,101	$ 1,526
Loan receivable from Morguard Corporation (Note 12)	20,000	20,077
Loans receivable	12,123	8,555
Advance receivable, non-interest bearing	1,351	1,449

	$36,575	$31,607

5.    BANK INDEBTEDNESS

At March 31, 2004, the Company’s unused line of credit for general corporate purposes was $10,700,000 (December 31, 2003: $8,200,000). The interest rate on borrowings under the line of credit is 0.5% above the prime interest rate charged by a Canadian chartered bank.

6.    LONG-TERM DEBT

(in thousands of Canadian dollars)	March 31, 2004	December 31, 2003

Fixed rate mortgages payable on rental properties	$86,026	$86,652

Range of interest rates	6.55-8.52%	6.55-8.52%
Weighted average interest rate	6.70%	6.70%

Principal payments are due as follows:
2004	$ 1,580
2005	2,665
2006	3,999
2007	20,717
2008	2,675
2009 and subsequent	54,390

	$86,026

7.    CONVERTIBLE DEBENTURES

(in thousands of Canadian dollars, except per share amounts)			March 31, 2004		December 31, 2003

Rate	Conversion price	Maturity date	Liability	Paid-in capital	Liability	Paid-in capital

7.0%	$12.18	December 31, 2006	$13,069	$65,074	$14,102	$64,041

The conversion price in the table above has been restated to account for the stock consolidation described in Note 8.

8.    SHAREHOLDERS’ EQUITY

Shareholders’ equity consists of the following:

(in thousands of Canadian dollars)	March 31, 2004	December 31, 2003

Capital stock - common shares	$ 140,476	$ 140,555
Paid-in capital - convertible debentures	65,074	64,041
Contributed surplus	50,393	50,393
Foreign currency translation adjustment	1,604	1,604
Deficit	(147,456)	(147,855)

	$ 110,091	$ 108,738

On June 20, 2003 the issued and outstanding common shares of the Company were consolidated on the basis of seven pre-consolidation shares for one post-consolidation share. Common shares outstanding for comparative purposes have been restated. Common shares outstanding as at January 1, 2003 were 64,157,512 before the share consolidation.

Changes in the Company’s issued capital stock during the three months ended March 31, 2004 are as follows:

(in thousands)	Common shares	Common shares Amount

January 1, 2004	9,186	$ 140,555
Issued on exercise of stock options	2	11
Purchased and cancelled	(8)	(90)

March 31, 2004	9,180	$ 140,476

9.    INCOME PER SHARE

The following tables set forth the computation of per share amounts using the treasury stock method:

Three months ended March 31
(in thousands of Canadian dollars)	2004	2003

(i) Basic income
Net income	$ 2,717	$ 2,323
Provision for settlement of convertible debentures	(1,033)	(935)

Net income available to common shareholders	$ 1,684	$ 1,388

(ii) Diluted income
Net Income available to common shareholders	$ 1,684	$ 1,388
Imputed interest on liability component of convertible debentures, net of tax	903	903

Diluted net income available to common shareholders	$ 2,587	$ 2,291

(in thousands)
(iii) Denominator
Weighted average basic shares outstanding	9,180	9,182
Effect of convertible debentures	6,545	6,545
Unexercised options	13	18

Diluted shares outstanding	15,738	15,745

The amounts above have been restated to account for the stock consolidation described in Note 8 above. In 2003 and 2004, all share options were included in the calculation of diluted income per share, as the exercise prices were below the average trading price.

10.    SHARE BASED COMPENSATION

The Company has a stock option plan pursuant to which no more than 929,000 common shares may be issued at any time. The exercise price of each option equals the market price of the Company’s stock on the date of the grant and an option’s maximum term is five years. Options vest over a three-year period commencing with the date of grant. The exercise prices range from $3.15 to $10.99 after restatement for the stock consolidation described in Note 7 above.

There have been no share options granted to date in 2003 and 2004. For share options issued in 2002, if the Company had adopted the fair value based method of accounting for its share option plan, the following changes would have occurred:

Three months ended March 31
(in thousands of Canadian dollars, except per share amounts)	2004	2003

Increase to pro forma compensation expense	$ 29	$ 29
Decrease to income per share
Basic	$0.00	$0.00
Diluted	$0.00	$0.00

The grant date fair value of options granted during the year ended December 31, 2002 was estimated using the Black-Scholes option pricing model incorporating the following assumptions: expected dividends of 56 cents per share; expected volatility of 48%; risk-free interest rate of 5.3%; and expected option life of 5 years.

A summary of the status of the Company’s share option plan as of March 31, 2004 and 2003 and the changes during the periods then ended is presented below. The amounts in the table below have been restated to account for the stock consolidation described in Note 8 above.

	March 31, 2004		March 31, 2003

(in thousands, except per share amounts)	Shares	Weighted average exercise price	Shares	Weighted average exercise price

Outstanding at beginning of year	79	$ 9.99	201	$ 9.84
Exercised	(1)	$ 7.26	(31)	$3.57
Forfeited	--	--	(74)	$13.23

Outstanding at end of period	78	$10.05	96	$9.17

Options exercisable at end of period	78	$10.05	72	$8.61

For options outstanding as at March 31, 2004, the range of exercise prices and the weighted average exercise price is as follows:

(in thousands, except per share amounts)	Number of share options- exercisable / total	Weighted average exercise price- exercisable / total	Weighted average remaining life

$3.15 - $3.71	11 / 11	$3.65 / $3.65	1.76 years
$10.99	67 / 67	$10.99 / $10.99	2.94 years

11.    SEGMENTED INFORMATION

Rental Operations

	Three months ended March 31, 2004			Three months ended March 31, 2003

(in thousands)	Retail	Office	Total	Retail	Office	Total

Revenues	$10,656	$1,919	$12,575	$11,026	$1,798	$12,824
Operating expenses	5,421	640	6,061	5,716	650	6,366

Total	$ 5,235	$1,279	$ 6,514	$ 5,310	$1,148	$ 6,458

12.    RELATED PARTY TRANSACTIONS

Loan to Morguard Corporation:

The Company has a revolving loan agreement with Morguard Corporation (“Morguard”), which directly or indirectly owns 80% of the Company’s common shares. Advances under the loan agreement are unsecured and bear interest at the 30-day bankers’ acceptance rate plus 175 basis points that Morguard pays to a Canadian chartered bank. As at March 31, 2004 Morguard owed the Company $20,000,000. Interest earned from the loan was $213,000 during the three months ended March 31, 2004.

Agreement with Morguard Investments Limited:

Effective January 1, 2003, the Company entered into a property management and advisory services agreement with Morguard Investments Limited (“MIL”), a subsidiary of Morguard. The Company incurred fees of $271,000 for property management and corporate services for the three months ended March 31, 2004 under a contractual agreement at market related prices. The Company also reimbursed MIL $613,000 for property-related payroll expenses. The Company had $96,000 owing to MIL included in “Accounts payable and accrued liabilities” as at March 31, 2004.

REPORT TO SHAREHOLDERS

Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations should be read in conjunction with Revenue Properties Company Limited’s (the “Company”) financial statements and accompanying notes for the three month period ended March 31, 2004. This MD&A updates the Company’s most recently issued annual MD&A, dated February 20, 2004. Certain matters discussed are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Although the Company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from the Company’s expectations include market valuations of its shares, financial performance and operations of its rental properties, real estate conditions, execution of competing development programs, successful completion of renovations, changes in the availability of acquisitions, changes in local or national economic conditions, and other risks detailed from time to time in reports filed with Canadian regulatory authorities and the Securities and Exchange Commission, including the Annual Report on Form 20F. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

REVIEW OF FINANCIAL RESULTS

Net income for the three months ended March 31, 2004 increased 17% to $2.7 million ($0.18 per share), from $2.3 million ($0.15 per share) in the first quarter of 2003. Gross profit from rental operations for the three months ended March 31, 2004 increased approximately 1% to $6.51 million from $6.46 million for same period in 2003.

Interest and other income are mainly comprised of the return realized on portfolio investments, as well as interest earned on loans and advances. Investment income for the three months ended March 31, 2004 increased to $1.0 million, from $0.6 million in the first quarter of 2003. Interest and other income for the three months ended March 31, 2003 included $0.2 million of non-recurring expenses.

As a result of the Company holding certain portfolio investments in US dollars, the Company recognized a foreign exchange gain of $0.2 million in the first quarter of 2004, as compared to a foreign exchange gain of $0.5 million during the same period in 2003.

The Company uses Funds from Operations (“FFO”) in addition to net income to report operating results. FFO is an industry standard for evaluating operating performance defined as net income plus amortization, less gains or losses and excludes accretion to the holders of subordinated convertible debentures. FFO is not indicative of funds available to meet the Company’s cash requirements. The Company computes FFO in accordance with the definitions of the Canadian Institute of Public and Private Real Estate Companies however, FFO is not a recognized measure under Canadian generally accepted accounting principles. The reconciliation of net income to FFO is included in the Consolidated Statement of Cash Flow. FFO for the three months ended March 31, 2004 were $4.6 million ($0.50 per common share) compared to $4.1 million ($0.44 per common share) for the same period in 2003, an increase of 12%. The increase in FFO reflects the stronger operating results discussed above.

RECENT CHANGES IN ACCOUNTING POLICIES

In October 2003, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 1100, which was effective for fiscal years beginning on or after October 31, 2003. CICA 1100 describes what constitutes Canadian generally accepted accounting principles (“GAAP”) and its sources. In accordance with the recommendations of CICA 1100, the Company has amended its accounting policies for “Amortization” and “Revenue Recognition – Stepped Rents”, as described below.

Effective January 1, 2004, the Company no longer used the sinking fund method to amortize rental properties. CICA 1100 requires companies to amortize buildings using the straight-line method, with no cumulative catch-up adjustment. Implementing this new accounting policy increased amortization expense by $0.5 million for the three months ended March 31, 2004.

Prior to January 1, 2004, the Company recorded rent revenue on stepped rent leases in accordance with the underlying lease documents. Effective January 1, 2004, the Company accounts for stepped rents on a straight-line basis applied prospectively as required under the primary source of Canadian GAAP. Implementing this new accounting policy increased rental revenue by $0.2 million for the three months ended March 31, 2004.

CHANGES IN FINANCIAL POSITION

The balance of portfolio investments decreased to $24.1 million at March 31, 2004, compared to $27.5 million at the end of 2003. As at March 31, 2004, the Company invested in a portfolio of corporate bonds and real estate investment trusts (“REITs”). As of March 31, 2004, the corporate bonds, which generally mature before the end of 2006, had a weighted average yield to maturity of 4.4%. The REIT investments have a weighted average distribution yield of 5.8%. The Company loaned Morguard $20 million, pursuant to a revolving loan agreement. The demand loan was advanced at an interest rate equivalent to 175 basis points over the 30-day bankers’ acceptance rate that Morguard pays to a Canadian chartered bank. As of March 31, 2004, the Company had loaned $12.1 million in short-term, mezzanine real-estate loans. The loans are secured through charges on the underlying assets. The weighted average yield on the mezzanine loans is 8.9%.

RELATED PARTY TRANSACTIONS

The following outlines transactions with related parties not previously discussed.

The Company has a property management and advisory services agreement with Morguard Investments Limited (“MIL”), a subsidiary of Morguard, that provides for a range of services including asset management, property management, information system support, risk management administration and corporate services. The Company incurred fees of $0.3 million during the three months ended March 31, 2004.

DIVIDEND

The Board of Directors has declared the second quarterly dividend of 14 cents per common share, payable on June 30, 2004 to shareholders of record at the close of business on June 15, 2004.

NORMAL COURSE ISSUER BID

During the quarter the Company acquired 7,600 common shares pursuant to its current normal course issuer bid at an average cost of $11.93.

Additional information relating to the Company can be found on SEDAR at www.sedar.com and on the Company’s website at www.revprop.com.

Revenue Properties Company Limited is a real estate company that owns a portfolio of high-quality commercial real estate, aggregating approximately two million square feet of leasable space. The Company’s primary focus is the acquisition, development, and ownership of income producing properties in Canada.

For further information, please contact:

Antony K. Stephens, President,         Telephone: 416-862-3750
Paul Miatello, Vice-President, Finance,        Telephone: 416-367-6884

On behalf of the Board of Directors,

“Antony K. Stephens”	“Paul Miatello”
Antony K. Stephens	Paul Miatello
President	Vice-President, Finance

April 30, 2004